SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 19, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 19, 2024.

Buenos Aires, April 19th 2024

To:

CNV / BYMA / MAE

Re. Relevant Event.

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on May 6th 2024.

Sincerely,

Jorge Francisco Scarinci Head of Market Relations

Buenos Aires, April 19th 2024

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

General Department of Corporate Affairs

Dr. Guido Agustín Gallino

Tucumán 500, mezzanine

S __________ _____ /__________ ___________D

Re.: NOTE N° NO-2024-37988694-ANSES-DGGEYAS#ANSES

Dear Sirs,

We write to you in reply to your request of information regarding the Special Shareholders’ Meeting of Banco Macro S.A. called for May 6th 2024, and in that respect, please be advised as follows:

a. Detailed description of the shareholders’ structure to date, including information taken from the Company’s Stock Ledger indicating the participating interest percentage of each shareholder holding a participating interest above 5%, by class of shares; total number of shares, participating interest and number of votes.

Please find below the shareholding structure as of March 31st 2024:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)		147,247,690	147,247,690	23.03%	21.52%
ANSES-F.G.S. Law No. 26425		184,156,124	184,156,124	28.80%	26.91%
Delfin Jorge Ezequiel Carballo	4,901,060	118,251,845	123,152,905	19.26%	20.86%
Banco de Servicios y Transacciones S.A., trustee of Fideicomiso de Garantía JHB BMA	5,995,996	104,473,881	110,469,887	17.28%	19.65%
Other Shareholders (Local Stock Exchange)	338,614	74,048,198	74,386,812	11.63%	11.06%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

b. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a Special Shareholders’ Meeting for May 6th 2024 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

c. Express indication of the personnel authorized and/or empowered by the company to sign this request, attaching a copy of the document evidencing such authorization (if too long, please attach a copy of the relevant part of such authorizing document).

The person singing these presents is acting in his capacity as attorney-in-fact of Banco Macro S.A. as evidenced by the power of attorney executed and delivered through the notarial deed No. 337 dated August 22nd 2017 and entered on Folio 1604 of the notarial registry No. 1214 owned by the Notary Public Alejandro Senillosa, a copy of which is attached hereto.

d. As to the following items of the Agenda, we request the following:

i. (Point 1) Appoint three shareholders to sign the minutes of the meeting.

-Please inform who shall be the shareholders designated to such effect.

The motion shall be submitted by the shareholders at the Special Shareholders’ Meeting called for May 6th 2024.

ii. (Point 2) Evaluate the Preliminary Merger Agreement pursuant to which Banco BMA S.A.U. shall be merged with and into Banco Macro S.A., dated March 6, 2024 and the special consolidated financial statements of merger prepared as of December 31, 2023 and based on the separate financial statements prepared by each merging company as of the same date.

- Please inform about the reasons for the merger mentioned in item 2) of the Agenda, and provide all supporting documents in connection thereto, to wit:

•	Complete Merger Prospect;
•	Preliminary Merger Agreement;
•	Special balance sheets of Banco Macro S.A. and Banco BMA S.A.U. for the year ended 31 December 2023, prepared pursuant to Sect. 83 of the Argentine Business Companies Act No. 19550 and the Special Consolidated Financial Statements of Merger as of 31 December 2023;
•	The exchange relation of shares;
•	A draft of the new bylaws of the surviving company Banco Macro S.A.;

Please mention any relevant event and provide all supporting documents in connection therewith such as minutes of shareholders’ and Board meetings deciding and approving the transaction and at which all relevant accounting documents and instruments are as well approved by the merged companies.

The reasons of the merger are described in the minutes of the Board meeting held last March 6th and in the Preliminary Merger Agreement, both available in the Financial Information Highway or AIF.

The merger prospect has been published in the AIF, ID 3184219.

Please be advised that the Special Consolidated Balance Sheet of Merger of Banco Macro S.A. and Banco BMA S.A.U. as of 31 December 2023 and the relevant auditor’s report certified by the CPCECABA are already available in the AIF (ID 3177325 for Banco Macro S.A. and 3177414 for Banco BMA S.A.U.).

There is no exchange ratio since Banco Macro S.A. holds 100% of the shares in Banco BMA S.A.U. and, therefore, Banco Macro S.A. shall neither increase its corporate capital nor amend its bylaws.

iii. (Punto 3) Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the competent authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

- As to the delegation of powers, please inform the persons to be authorized (complete name and position within the Company), indicating also the powers you intend to grant to such persons;

- Please inform whether you intend to include sub-delegation powers and, if such is the case, inform as well the persons who shall be granted such sub-delegation powers.

- In addition, please inform if you intend to grant any authorizations and provide a detailed description of the acts to be authorized and the persons you intend to authorize, specifying the complete name of such personas and whether they have any work or employment relationship with the company. If such is the case, please specify such persons’ position within the Company;

The proposal shall be submitted by the shareholders at the Special Shareholders’ Meeting to be held next May 6th, which shall include de granting of broad powers to the Board for it to make any necessary or convenient amendments, deletions or additions or any other changes required by any controlling entity, in connection with the resolutions the shareholders’ meeting shall adopt at such next meeting to be held on May 6th, as well as the authorization to the Chairman of the Board of Directors, Mr. Jorge Pablo Brito, and to the directors so that any one of them, acting individually, may execute and deliver, on behalf of Banco Macro S.A., the Final Merger Agreement. Additionally, the shareholders shall propose to authorize the Board’s Legal Advisor, Dr. Hugo Nicolás Luis Bruzone, the Board’s Secretary, Dra. Carolina Paola Leonhart, and other employees of Banco Macro S.A. who work in connection with the merger, so that acting jointly, individually or severally, they may perform all necessary acts and proceedings aimed at obtaining the authorization and registration of the merger with the Comisión Nacional de Valores (Argentine Securities Exchange Commission), Bolsas y Mercados Argentinos S.A., Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Banco Central de la República Argentina (Central Bank of the Republic of Argentina), Administración Federal de Ingresos Públicos – Dirección General Impositiva (Argentine tax authorities), Inspección General de Justicia –Registro Público de Comercio (Public Registry of Commerce of the City of Buenos Aires) and/or with any other applicable entity/authority, with powers to accept or appeal any possible objections, and execute and deliver all necessary public and private instruments, including the power to sign official notices and withdraw any documents.

Sincerely,
Gustavo Alejandro Manríquez Attorney in fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 19, 2024

MACRO BANK INC.

By:	/s/ Gustavo A. Manriquez
Name: Gustavo A. Manriquez
Title: Chief Executive Officer